375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

May 21, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Live Current Media Inc. Amendment No. 3 to Registration Statement on Form S-1 Filing Date: April 26, 2010 File No.: 333-158951

Dear Mr. Owings:

This letter is in response to your letter dated May 6, 2010.  For your ease of reference, we have repeated your comments in this response and numbered them accordingly.  We have also filed Amendment No. 4 to the Registration Statement (the “Amendment”).

Risk Factors, page 6

1.    We note in your Form 10-K filed for the fiscal year ended December 31, 2009 that your disclosure controls and procedures remain ineffective as of December 31, 2009.  Please add a risk factor regarding the ineffectiveness of your disclosure controls and procedures.  For the distinction between disclosure controls and procedures and internal controls over financial reporting, please see Rule 15d-15(e)-(f) of the Exchange Act.

We have added a risk factor regarding the ineffectiveness of our disclosure controls and procedures.  Please see page 8 of the Amendment.

Management’s Discussion of Financial Condition and Results . . . page 16

Results of Operations, page 27

Global Cricket Venture, page 34

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
May 21, 2010

2.    We note your disclosure on page 15 regarding your sale of the cricket.com website and under Note 16 on page F-20.  Your disclosure on page 15 indicates that you received three payments towards the sale of the cricket.com website.  Under Note 6 you state that you only received two payments, one before year end and one after.  Please revise these sections to make them consistent.

We have revised the disclosure on page 15 and at Note 16, as you requested.  Please see pages 18 and 42 and F-15, F-22 and F-46 of the Amendment.

Changes In and Disagreements With Accountants on Accounting . . . page 53

3.    We notice that you omitted the disclosure regarding the dismissal of Dale Matheson Carr Hilton LaBonte LLP as your accountant on January 28, 2008, which is within the past two fiscal years.  Please provide the disclosures required under Item 304 of Regulation S-K regarding this change or advise us why it is not appropriate for you to do so.

We have provided the disclosure, as you requested.  Please see page 61 of the Amendment.

Certain Relationships and Related Transactions, page 67

4.    Please clarify the statement regarding the services you have provided another company since March 2009 for $6,000 per month.  It is unclear whether you are referring to your CEO or to the other Company’s CEO or if they are the same person.

We have revised the disclosure, as you requested.  Please see page 74 and F-26 of the Amendment.

Consolidated Financial Statements December 31, 2009 and 2008, page F-1

Note 19 – Subsequent Events, page F-34

5.    We note your disclosure under Note 19 on page F-34 regarding your transfer of domain names and related assets of your Perfume.com business from your 98.2% owned subsidiary DHI to a wholly-owned subsidiary.  Please revise your business section appropriately to disclose this change or advise why it is not appropriate for you to do so.

We have revised the disclosure, as you requested.  Please see page 17 of the Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T) Controls and Procedures, page 30

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
May 21, 2010

Disclosure Controls and Procedures, page 30

6.    We note that your management has concluded that your disclosure controls and procedures are not effective as of the end of the period covered by the report.  Please tell us the steps you are taking to make your disclosure controls and procedures effective.  Please confirm that you will provide updates as to your efforts to make your disclosure controls and procedures effective in your future periodic reports.

The deficiency in our disclosure controls and procedures relates to the lack of formal documentation available to our personnel to guide them in accumulating and communicating to management reportable information so as to allow timely decisions regarding required disclosure.  However, due to the small number of employees who are in positions to accumulate and communicate reportable information to management, and the close supervision of such personnel by our Chief Executive Officer, who is also our Chief Financial Officer, we believe that management obtained all the information required to make timely decisions regarding required disclosure during the year ended December 31, 2009.  Management intends to work with a consultant to prepare formal documentation to correct this deficiency.

We confirm that we will provide updates in our future periodic reports as to our efforts to make our disclosure controls and procedures effective.

Exhibit 31.1

7.    We note that the wording of your certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 continues to vary from the language set forth in Item 601(b)(31) of Regulation S-K.  In this regard, paragraph two includes the word “annual” before the word “report.”  Also, you continue to include “Live Current Media Inc. Certifications Pursuant to Section 302 of the Sarbanes-Oxley Action of 2002” as the title to the certification when this is not set forth in the form.  Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.  Please make appropriate changes to your future certifications and confirm your intention to do so.

It is our intention to make sure that our future certifications exactly mirror the language set forth in Item 601(b)(31) of Regulation S-K.

Finally, we have included our quarterly results for the period ended March 31, 2010 in the Amendment and, as a result of the change in our business strategy, we have added an additional risk factor, which appears on pages 7 and 8 of the Amendment.  We also included the fee table and paid the fee for the additional 1,000,000 shares that were added to the registration statement in Amendment No. 3.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
May 21, 2010

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours, LIVECURRENT MEDIA INC. By: /s/ C. Geoffrey Hampson C. Geoffrey Hampson, Chief Executive Officer

cc:    Robert Babula, Andrew Mew, Robert W. Errett, Ellie Bavaria